Silicon Image, Inc
1060 E. Arques Avenue,
Sunnyvale California 94085

July 8, 2010

Mr. Tom Jones, Examiner,
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 6010
Washington, D.C. 20549

Re:	Silicon Image, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 12, 2010
File No. 000-26887

Dear Mr. Jones:

Silicon Image, Inc. (the “Company”, “we”, “us” or “our”) acknowledges receipt of the letter from the staff of the United States Securities and Exchange Commission (the “Commission”) dated June 25, 2010 with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2009, filed with the Commission on February 12, 2010 (the “2009 Form 10-K”).  Please find below our detailed responses to the staff’s comments.  For ease of reference, we have provided the text of each staff comment prior to our response.

Comment:

Item 10. Directors, Executive Officers and Corporate Governance, Page 60

In our review of your Part III information, we note the disclosure concerning your belief about qualifications to sit on your board of directors on pages 5 and 6 in the section “Election of Directors” of your proxy statement. It appears you included only general disclosure on pages 5 and 6 in response to Item 402(c) of Regulation S-K. In future filings, be more specific in describing the specific experience, qualifications, attributes or skills that led the Board to conclude that such person should serve as a director.

Response:

We acknowledge the Staff's comment and in our future filings, we will provide more specific descriptions of the experiences, qualifications, attributes or skills of our Board members that led the Board to conclude that our Board members qualify to serve as directors.

Comment:

Item 11. Executive Compensation, Page 60

In connection with our review of your Part III information, it does not appear that you included any disclosure in your proxy statement in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that such disclosure was not necessary and describe the process you undertook to reach that conclusion.

Response:

We respectfully advise the Staff that we believe that risks arising from the Company’s policies and practices for compensating its employees are not reasonably likely to have a material adverse effect on the Company or its business. We believe that our current compensation programs are designed to incentivize employees without encouraging excessive risk taking. We based our assessment on the following:

•
Our employees, including executive officers, are paid an annual base salary.  In most instances, our executive employees are also entitled to individual bonus targets. Base salaries are fixed in amount and therefore do not encourage risk taking. Individual bonus target awards are tied to our annual financial goals and focus on the achievement of such annual financial goals and objectives. The Company’s financial performance-based bonus program reflects the level of influence that our executive employees have over the overall success and growth of the Company. The individual bonus targets are established by the Compensation Committee upon review of the market survey data provided by Compensia, a management consulting firm providing executive compensation advisory services. Based on that survey data, we believe that our total cash compensation targets for our executive employees are consistent with the overall compensation structure of the industry and that the bonus program appropriately balances risk with  the desire to focus executives on specific short-term goals, which are important to the Company’s success, without encouraging unnecessary or excessive risk taking.  Furthermore, as we indicated in the 2009 Form 10-K,  no bonuses were paid to executive officers in fiscal year 2009 since we did not achieve our financial performance goals for fiscal year 2009.  The detailed terms of our 2009 individual bonus targets for our executive employees were fully discussed in our 2009 Bonus Plan, which was filed as Exhibit 10.03 to our Form 10-Q for the quarter ended March 31, 2009.

•
We also maintain a long-term equity incentive program aimed to bring the performance of management and employees into alignment with the longer-term interests of the Company and its stockholders through equity awards. At the executive level, we continue to believe that equity compensation serves as a motivator to focus executive performance on the Company’s longer-term goals while also providing a valuable recruiting and retention tool for the Company.  These goals in turn align with the longer-term stockholders’ interests. Under our 2008 Equity Incentive Plan, we have the ability to grant various forms of equity awards to executives and employees, including stock options, restricted stock units and stock appreciation rights. In fiscal year 2009, our long-term equity incentives were granted in the form of stock options and restricted stock units (RSUs). Our long-term equity compensation program in fiscal year 2009 was adopted by the Compensation Committee based on a market analysis performed by Compensia. We believe that such equity  awards do not encourage unnecessary or excessive risk taking since the ultimate value of the awards is tied to the Company’s stock price, and since awards are subject to long-term vesting schedules (i.e., over four  years ) to help ensure that executives have significant value tied to long-term stock price performance.

•
 For fiscal year 2009, our former Vice President of Worldwide Sales did not participate in our 2009 Bonus Plan. Instead, he was eligible to receive incentive compensation based on the achievement of our planned product (integrated circuit) revenue target for fiscal year 2009 as established in the 2009 annual operating plan. Given the importance to us of achieving our planned revenue in 2009, we believed that this incentive compensation structure worked best to align the interests and performance of the Vice President of Worldwide Sales with the goals and objectives of the Company without encouraging unnecessary or excessive risk taking. As we indicated in the 2009 Form 10-K, no incentive compensation was paid to our former Vice President of Worldwide Sales in fiscal year 2009 since he did not achieve his financial performance goals for fiscal year 2009.

•
Our compensation programs are periodically reviewed by the Compensation Committee and our management (including our chief financial officer, chief legal officer and senior director of human resources), and are established by the Compensation Committee. Each year, the Compensation Committee and our management perform a comprehensive re-evaluation of our compensation program taking into account various factors. As part of this process, the Compensation Committee and our management consider, among other things, whether our compensation programs are designed and administered with the appropriate balance of risk and reward in relation to our overall business strategy and do not encourage employees to take unnecessary or excessive risks.

•	We have internal controls and standards of ethics and business conduct which effectively help to support our compensation goals and to mitigate any risks arising from our compensation structure.

If in the future there are changes to our compensation policies and practices which are reasonably likely to present risks that may have a material adverse effect on the Company, we will accordingly include a narrative disclosure in our future filings discussing our policies and practices of compensating our employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (408) 616-4006.

Sincerely,

/s/ Noland Granberry
Noland Granberry
Chief Financial Officer